Citibank Credit Card Issuance Trust
Final Term Sheet dated June 18, 2008
$500,000,000 6.30% Class 2008-C6 Notes of June 2012
(Legal Maturity Date June 2014)

The issuance trust proposes to issue and sell Class 2008-C6 Notes of the Citiseries pursuant to the base prospectus (the “prospectus”) dated June 17, 2008, as supplemented.  The offered Class C notes will have substantially the same terms and underwriting arrangements as the Class 2006-C2 Notes described in the prospectus supplement dated May 5, 2006 (the “prior prospectus supplement”), to the extent not otherwise different from the terms set forth below:

Issuing Entity:	Citibank Credit Card Issuance Trust
Sponsor and Depositor:
Citibank (South Dakota), National Association.  On October 1, 2006 Citibank (Nevada), National Association, merged with and into Citibank (South Dakota), with Citibank (South Dakota) as the surviving entity.

Principal Amount:	$500,000,000
Initial Nominal Liquidation Amount:	Principal Amount
Ratings:	BBB or its equivalent by at least one nationally recognized rating agency
Interest Rate:	6.30% fixed rate of interest per annum calculated on the basis of a 360-day year of twelve 30-day months
Expected Principal Payment Date:	June 20, 2012
Legal Maturity Date:	June 20, 2014
Expected Issuance Date:	June 25, 2008
Date Interest begins to accrue:	Issuance Date
Interest Payment Dates:
20th day of each June and December, beginning December 2008; provided, however, that if an event of default or early redemption event occurs with respect to these Class C notes, or if these Class C notes are not paid in full on the expected principal payment date, the issuance trust will begin making principal and interest payments on the 20th day of every month.  Payments due on a day that is not a business day in New York and South Dakota will be made on the following business day.

Price to Public:	$474,730,000 (or 94.946%)
Underwriting Discount:	$1,625,000 (or 0.325%)
Proceeds to issuance trust:	$473,105,000 (or 94.621%)
Underwriters and allocations:	Citi, $125,000,000 Banc of America Securities LLC, $125,000,000 Lehman Brothers, $125,000,000 RBS Greenwich Capital, $125,000,000
Underwriters' Concession:	0.275%
Reallowance Concession:	0.165%
Minimum Denomination:	$100,000 and multiples of $1,000 in excess of that amount
Stock Exchange Listing:	Application will be made to list on the Irish Stock Exchange
Outstanding Notes of the Citiseries:	As of June 17, 2008, there were 81 subclasses of notes of the Citiseries outstanding, with an aggregate outstanding principal amount of $69,282,249,918, consisting of:
	Class A notes Class B notes Class C notes	$61,080,249,918 $ 3,400,000,000 $ 4,802,000,000
As of June 17, 2008, the weighted average interest rate payable by the issuance trust in respect of the outstanding subclasses of notes of the Citiseries was 3.48% per annum, consisting of:
	Class A notes Class B notes Class C notes	3.42% per annum 3.32% per annum 4.41% per annum
Other Master Trust Series:
The collateral certificate is a certificate of beneficial ownership issued by the master trust.  In addition to the collateral certificate, as of June 17, 2008 other master trust certificates representing beneficial interests in an aggregate principal amount of approximately $2.31 billion of the master trust’s receivables were outstanding.

Tax Matters:
These Class C notes will be issued with more than a de minimis amount of original issue discount (OID).  The amount of OID on a note is the principal amount of the note minus the “issue price” of the note.  The issue price of a note is the first price at which a substantial amount of the notes are sold to the public. The following consequences arise from OID on notes that you purchase in the initial offering:

2

●
If you buy the notes for a price that is equal to or less than the issue price, you must include the total amount of OID as ordinary income over the term of the notes through the expected principal payment date.

●
You must include OID in income as the OID accrues on the notes, even if you are on the cash method of accounting.  This means that you are required to report OID income and pay tax on that income before you receive the cash that corresponds to that income.

●
OID accrues on a note on a “constant yield” method.  This method takes into account the compounding of interest and, in the case of floating rate notes, is calculated by assuming the note has a fixed rate throughout its term equal to the initial floating rate.  Under this method, the accrual of OID on a note, combined with the inclusion into income of any stated interest on the note, will result in you being taxable at approximately a constant percentage of your unrecovered investment in the note.

	●	The accruals of OID on a note will generally be less in the early years and more in the later years.

	●	OID is not separately taxed when the principal amount of the note is paid to you or when you sell the note.

	●	Your tax basis in the note is initially your cost. It increases by any OID you report as income. It decreases by any principal payments you receive on the note.

	●	If your purchase price for a note is greater than the issue price, the amount of OID you are required to include in income will be reduced by this excess over the life of the note.

	●	If your purchase price for a note is less than the issue price, the rules concerning market discount may apply. See the discussion of market discount in the prospectus.

●
Information reporting to the Internal Revenue Service on Form 1099 will include the amount of OID that accrues during the applicable period.  This accrual will be calculated on the basis of a holder that purchases the notes on the original offering date for an amount equal to the issue price of the notes.  A holder not in this situation may be required to make an adjustment on its own tax return to properly reflect the accrual of OID in the holder's own circumstances.

	●	In the case of a non-U.S. noteholder, OID is generally treated in the same manner as interest.

Holders acquiring these Class C notes should consult their tax advisors for additional information concerning OID.
Master Trust Assets and Receivables:
The master trust owns primarily credit card receivables arising in selected MasterCard, VISA and American Express revolving credit card accounts.  The aggregate amount of credit card receivables in the master trust as of March 30, 2008 was $77,816,051,875, of which $76,838,947,941 were  principal receivables and $977,103,934 were finance charge receivables.

Annex I:
The information presented in Annex I to the prior prospectus supplement has been superseded by the information presented in a Form 8-K filed with the SEC by Citibank Credit Card Master Trust I, the issuer of the collateral certificate, on May 7, 2008.  Static pool information concerning losses, delinquencies, revenue yield and payment rate for the master trust receivables has been stored by Citibank (South Dakota) since January 2006 and can be found at www.citigroup.com/citigroup/citibankmastertrust/staticpool.

The issuance trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and the prior prospectus supplement and other documents the issuance trust has filed with the SEC for more complete information about the issuance trust and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  The file number of the issuance trust's registration statement is 333-145220.  Alternatively, the issuance trust, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus and the prior prospectus supplement if you request it by calling 605-331-1567, which you may call collect.